SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 16, 2011

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated February 16, 2011, entitled “Syneron Reports Fourth Quarter 2010 Results.”

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Asaf Alperovitz
Name: Asaf Alperovitz
Title: Chief Financial Officer

Date: February 16, 2011

Syneron Reports Fourth Quarter 2010 Results

Revenue of $53.5 Million, With Net Profitability on Both GAAP and Non-GAAP Basis

YOKNEAM, ISRAEL--(Marketwire - February 16, 2011) - Syneron Medical Ltd. (NASDAQ:ELOS), the leading global aesthetic device company, today announced fourth quarter 2010 financial results for the three month period ended December 31, 2010. Fourth quarter 2010 financial results are for Syneron and Candela as a combined company. The fourth quarter 2009 year-over-year comparative financial results referred to below are pro-forma financial results assuming the merger with Candela Corporation had occurred on January 1, 2009.

Fourth Quarter 2010 Highlights Include:
●	Revenue of $53.5 million, up 14.7% year-over-year
●	International revenue of $35.3 million, up 20% year-over-year
●	North America revenue of $18.2 million, up 5.7% year-over-year
●	Non-GAAP gross margin of 54.4%, up from 50.0% in the prior year and 52.3% in Q3 2010
●	Non-GAAP net income from continuing operations before non-controlling interest of $3.4 million, or 6.3% of revenue compared to a net loss of $4.1 million in the prior year and $1.5 million in Q3 2010
●	Non-GAAP earnings per share (basic and diluted) of $0.10, compared to a loss per share of $0.12 in the prior year and $0.04 in Q3 2010
●	Net cash and investments portfolio of $215.2 million at December 31, 2010
●	Global launch of CO2RE and elure

Lou Scafuri, Chief Executive Officer of Syneron, commented, “The strength of our fourth quarter results clearly demonstrates the benefits of the Syneron and Candela merger. The combined businesses have an unmatched product portfolio and global sales network, which are supported by strong clinical data and customer relationships. We have successfully executed on the integration plan and leveraged these factors to drive continued revenue growth while also focusing on driving operational efficiencies and investing in new growth opportunities.

“We made significant progress on the new product front during the quarter, including global launches of our CO2RE Fractional CO2 Resurfacing System and elure Advanced Skin Lightening Technology.  In addition, we are on schedule to launch the ePrime Energy-Based Dermal Remodeling during the first quarter, followed by several additional anticipated new product launches throughout the year.  We have received positive feedback on all of the recently launched products, including at the American Academy of Dermatology annual meeting earlier this month.

“As part of our growth strategy, during the quarter we acquired the Tända line of LED home-use products, giving us an immediate presence in the important aesthetic home-use market.  Tända represents a synergistic growth opportunity with our other direct to consumer initiatives and we expect this to become an increasingly important part of our business as we launch these new products.”

Revenue: Fourth quarter 2010 revenue was $53.5 million, an increase of 14.7% compared to $46.6 million in the fourth quarter 2009. International revenue was $35.3 million, an increase of 20% compared to $29.5 million in the fourth quarter 2009. Fourth quarter 2010 revenue in North America was $18.2 million, an increase of 5.7% compared to $17.2 million in the fourth quarter 2009.

Non-GAAP Financial Highlights for the Fourth Quarter Ended December 31, 2010:

Gross Margin: Fourth quarter 2010 gross margin was 54.4%, compared to 50.0% in the fourth quarter 2009 and 52.3% in the third quarter 2010.

Operating Income (loss): Fourth quarter 2010 operating income was $4.0 million, compared to an operating loss of $5.8 million in the fourth quarter 2009 and an operating loss of $0.5 million in the third quarter 2010. Fourth quarter 2010 operating income represented 7.5% of revenue in the quarter, compared to an operating loss of 12.4% of revenue in the fourth quarter 2009 and 1.1% of revenue in the third quarter 2010.

Net Income (loss): Fourth quarter 2010 income from continuing operations before non-controlling interest was $3.4 million, compared to a loss of $4.1 million in the fourth quarter 2009 and a loss of $1.5 million in the third quarter 2010.

Fourth quarter non-GAAP operating income and net income excludes one-time income and expenses as detailed in the Company’s financial tables, with the main item being a one-time income of $8.5 million related to the recognition of a deferred gain related to the Company’s merger with Candela Corporation.

Earnings Per Share: Fourth quarter 2010 earnings per share (basic and diluted) was $0.10, compared to a loss per share of $0.12 in the fourth quarter 2009 and  a loss per share of $0.04 in the third quarter 2010.

GAAP Financial Highlights for the Fourth Quarter Ended December 31, 2010:

Gross Margin: Fourth quarter 2010 gross margin was 52.5%, compared to 49.0% in the fourth quarter 2009 and 50.8% in the third quarter 2010.

Operating Income (loss): Fourth quarter 2010 operating income was $8.0 million, compared to an operating loss of $8.6 million in the fourth quarter 2009 and an operating loss of $5.0 million in the third quarter 2010.

Net Income (loss) from continuing operations before non-controlling interest: Fourth quarter 2010 net income was $8.1 million, compared to a net loss of $6.2 million in the fourth quarter of 2009 and a loss of $5.3 million in the third quarter 2010.

Earnings Per Share: Fourth quarter 2010 earnings per share basic was $0.25 and diluted was $0.24, compared to a loss per share of $0.18 in the fourth quarter 2009 and a loss per share of $0.15 in the third quarter 2010.

Cash Position: As of December 31, 2010, net cash and cash equivalents, including short-term bank deposits and investments in marketable securities, were $215.2 million.

Asaf Alperovitz, Chief Financial Officer of Syneron, commented, “Beginning this quarter, we are breaking out our financial results between Professional Aesthetic Devices and Emerging Business Units in order to provide increased transparency into our results.  We believe this segment reporting will allow investors to better gauge the growth and significant investments we are making as part of our overall growth strategy in our emerging technologies that are primarily targeted at the home-use consumer market. Products in the Emerging Business Units segment include eLure skin whitening, Tända LED systems, MEmyelōs hair removal system, Light Instruments’ dental laser devices along with pipeline products that include our strategic home-use device partnership with Procter & Gamble and Fluorinex teeth whitening and fluorination. Segment reporting will also provide a view of the operating results for the traditional Syneron and Candela business, which we have labeled as Professional Aesthetic Devices, or PAD.”

Mr. Alperovitz added, “Our fourth quarter 2010 results in the PAD segment demonstrate a significant improvement in margins that we believe is indicative of the potential leverage we can drive from the combined Syneron and Candela business. Additionally, for the full year 2010 the PAD segment was operationally profitable on a non-GAAP basis. In 2011, we expect further margin improvements for our PAD segment as our mix shifts in favor of higher gross margin products and consumables and we execute on our cross selling opportunities and additional efficiency initiatives that we see in the business.”

Unaudited Non-GAAP segment results for the three months ended December 31, 2010 and 2009 (in thousands):

	For the three-months ended
	December 31,	% of	December 31,	% of	% of
	2010	Revenues	2009	Revenues	Change

Revenues

Professional Aesthetic Devices	$52,170	97.4%	$46,615	99.9%	11.9%
Emerging Business Units	1,373	2.6%	60	0.1%	2188.3%

Total revenues	$53,543	100.0%	$46,675	100.0%	14.7%

Operating income (loss)

Professional Aesthetic Devices	$5,948	11.4%	$(3,692)	-7.9%	-261.1%
Emerging Business Units	(1,926)	-140.3%	(2,097)	-3495.0%	-8.2%

Total operating income (loss)	$4,022	7.5%	$(5,789)	-12.4%	-169.5%

Unaudited Non-GAAP segment results for the twelve months ended December 31, 2010 and 2009 (in thousands):

	For the twelve-months ended
	December 31,	% of	December 31,	% of	% of
	2010	Revenues	2009	Revenues	Change

Revenues

Professional Aesthetic Devices	$185,951	97.9%	$171,473	98.3%	8.4%
Emerging Business Units	3,927	2.1%	2,908	1.7%	35.0%

Total revenues	$189,878	100.0%	$174,381	100.0%	8.9%

Operating income (loss)

Professional Aesthetic Devices	$302	0.2%	$(22,453)	-13.1%	-101.3%
Emerging Business Units	(6,117)	-155.8%	(3,211)	-110.4%	90.5%

Total operating loss	$(5,815)	-3.1%	$(25,664)	-14.7%	-77.3%

Unaudited GAAP segment results for the three months ended December 31, 2010 and 2009 (in thousands):

	For the three-months ended
	December 31,	% of	December 31,	% of	% of
	2010	Revenues	2009	Revenues	Change

Revenues

Professional Aesthetic Devices	$52,083	97.4%	$46,528	99.9%	11.9%
Emerging Business Units	1,373	2.6%	60	0.1%	2188.3%

Total revenues	$53,456	100.0%	$46,588	100.0%	14.7%

Operating income (loss)

Professional Aesthetic Devices	$9,963	19.1%	$(6,502)	-14.0%	-253.2%
Emerging Business Units	(1,926)	-140.3%	(2,097)	-3495.0%	-8.2%

Total operating income (loss)	$8,037	15.0%	$(8,599)	-18.5%	-193.5%

Unaudited GAAP segment results for the twelve months ended December 31, 2010 and 2009 (in thousands):

	For the twelve-months ended
	December 31,	% of	December 31,	% of	% of
	2010	Revenues	2009	Revenues	Change

Revenues

Professional Aesthetic Devices	$185,601	97.9%	$171,124	98.3%	8.5%
Emerging Business Units	3,927	2.1%	2,908	1.7%	35.0%

Total revenues	$189,528	100.0%	$174,032	100.0%	8.9%

Operating income (loss)

Professional Aesthetic Devices	$(27,285)	-14.7%	$(35,318)	-20.6%	-22.7%
Emerging Business Units	(6,117)	-155.8%	(3,211)	-110.4%	90.5%

Total operating income (loss)	$(33,402)	-17.6%	$(38,529)	-22.1%	-13.3%

Use of Non-GAAP Measures
This press release provides financial measures for gross margin, net income (loss), net income ( loss) per basic and diluted share, which exclude one-time expenses relating to the mergers with Candela Corporation and Primeva Medical Inc, one-time income due to reversal of a deferred gain related to the merger with Candela Corporation, and an expense charge related to stock-based compensation and amortization and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance because it reflects our operational results and enhances management's and investors' ability to evaluate the Company's gross margin, net loss and net loss per basic and diluted share. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and, therefore, felt it important to make these non-GAAP adjustments available to investors. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

Conference call
Syneron management will host its fourth quarter 2010 earnings conference call today at 8:30 a.m. ET. Syneron will be broadcasting live via the Investor Relations section of its website, www.syneron.com. To access the call, enter the Syneron website, then click on the Investors Relations Overview and select "Q4 2010 Results Conference Call."

Participants are encouraged to log on at least 15 minutes prior to the conference call in order to download the applicable audio software. The call can be heard live or with an on-line replay which will follow. Those interested in participating in the call and the question and answer session should dial 877-844-6886 in the U.S., and 970-315-0315 from overseas. The conference pass code is: 31269957.

About Syneron Medical Ltd.
Syneron Medical Ltd. (NASDAQ: ELOS) is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The company markets and services and supports its products in 86 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide. Additional information can be found at www.syneron.com.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS
Any statements contained in this document regarding future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Further, any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates” and similar expressions) should also be considered to be forward-looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the risk that the businesses of Syneron and Candela may not be integrated successfully; the risk that the merger transaction with Candela may involve unexpected costs or unexpected liabilities; the risk that synergies from the merger transaction may not be fully realized or may take longer to realize than expected; the risk that disruptions from the merger transaction make it more difficult to maintain relationships with customers, employees, or suppliers; as well as the risks set forth in Syneron Medical Ltd.’s most recent Annual Report on Form 20-F, and the other factors described in the filings that Syneron Medical Ltd. makes with the SEC from time to time.  If one or more of these factors materialize, or if any underlying assumptions prove incorrect, Syneron Medical Ltd.’s actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

In addition, the statements in this document reflect the expectations and beliefs of Syneron Medical Ltd. as of the date of this document.  Syneron Medical Ltd. anticipates that subsequent events and developments will cause its expectations and beliefs to change.  However, while Syneron Medical Ltd. may elect to update these forward-looking statements publicly in the future, it specifically disclaims any obligation to do so.  The forward-looking statements of Syneron Medical Ltd. do not reflect the potential impact of any future dispositions or strategic transactions that may be undertaken.  These forward-looking statements should not be relied upon as representing Syneron Medical Ltd.’s views as of any date after the date of this document.

Syneron, the Syneron logo, eMatrix and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. The elos (Electro-Optical Synergy) technology is a proprietary technology of Syneron Medical Ltd. All other names are the property of their respective owners.

Syneron Medical Ltd.
Unaudited Condensed Consolidated Statements of Income (Loss)
(in thousands, except per share data)

	For the three-months ended		For the twelve-months ended
	December 31,	December 31,	December 31,	December 31,
	2010	2009	2010	2009

Revenue	$53,456	$14,403	$189,528	$54,726
Cost of sales	25,395	4,239	101,099	18,903

Gross profit	28,061	10,164	88,429	35,823

Operating expenses:
Sales and marketing	14,310	7,869	63,429	34,156
General and administrative	6,612	3,419	36,103	16,478
Research and development	6,414	4,271	26,837	13,220
Other income, net	(7,312)	-	(4,538)	-
Legal settlement, net	-	-	-	(3,975)

Total operating expenses	20,024	15,559	121,831	59,879

Income (loss) from operations	8,037	(5,395)	(33,402)	(24,056)

Other income:
Financial Income, net	419	436	717	2,097
Other income	110	562	44	562

Total other income	529	998	761	2,659

Income (loss) from continuing operations before income taxes	8,566	(4,397)	(32,641)	(21,397)

(Benefit) expense from income taxes	427	785	(5,110)	3,240

Income (loss) from continuing operations before non-controlling interest	8,139	(5,182)	(27,531)	(24,637)

Net loss attributable to non-controlling interest	244	837	1,799	1,050
Income from discontinued operations, net of income taxes	-	-	196	-

Net income (loss) attributable to Syneron shareholders	$8,383	$(4,345)	$(25,536)	$(23,587)

Income (loss) per share:

Basic
Income (loss) from continuing operations before non-controlling interest	$0.24	$(0.19)	$(0.80)	$(0.90)
Net loss attributable to non-controlling interest	0.01	0.03	0.05	0.04
Income from discontinued operations	-	-	0.01	-
Net Income (loss) attributable to Syneron shareholders	$0.25	$(0.16)	$(0.74)	$(0.86)

Diluted
Income (loss) from continuing operations before non-controlling interest	$0.23	$(0.19)	$(0.80)	$(0.90)
Net loss attributable to non-controlling interest	0.01	0.03	0.05	0.04
Income from discontinued operations	-	-	0.01	-
Net Income (loss) attributable to Syneron shareholders	$0.24	$(0.16)	$(0.74)	$(0.86)

Weighted average shares outstanding:
Basic	34,533	27,591	34,369	27,526

Diluted	34,998	27,591	34,369	27,526

Syneron Medical Ltd.
Condensed Consolidated Balance Sheets
(in thousands)

	December 31,	December 31,
	2010	2009
	(unaudited)	(audited)
Assets

Current assets:
Cash and cash equivalents	$63,821	$24,372
Short-term bank deposits	1,590	1,000
Available-for-sale marketable securities	114,799	169,309
Accounts receivable, net	42,440	13,758
Other current assets	13,868	2,753
Inventories, net	22,720	8,592

Total current assets	259,238	219,784

Non-current assets:
Severance pay fund	334	246
Long-term deposits and others	2,346	221
Long-term available-for-sale marketable securities	37,721	11,449
Investments in affiliated companies	9,369	1,050
Property and equipment, net	4,029	2,885
Goodwill and Intangible assets, net	56,818	34,632
Deferred taxes	6,854	-

Total non-current assets	117,471	50,483

Total assets	$376,709	$270,267

Liabilities and Stockholders' Equity

Current liabilities:
Bank indebtedness	$2,737	$-
Accounts payable	16,644	3,735
Other accounts payable and accrued expenses	55,056	30,153

Total current liabilities	74,437	33,888

Non-current liabilities:
Contingent consideration	11,365	7,331
Deferred Revenues	4,528	902
Warranty Accruals	1,074	558
Accrued severance pay	554	330
Deferred taxes	6,215	-

Total non-current liabilities	23,736	9,121

Stockholders' equity:	278,536	227,258

Total liabilities and stockholders' equity	$376,709	$270,267

Syneron Medical Ltd.
Unaudited Condensed Consolidated Statements of Cash Flows
(in thousands)

	For the twelve months ended:

	December 31,	December 31,
	2010	2009
Cash flows from operating activities:
Net loss before non-controlling interest	$(27,335)	$(24,637)
Adjustments to reconcile net loss to net cash used by operating activities:
Share-based compensation expense	3,196	4,264
Depreciation and amortization	9,186	1,927
Impairments of available-for-sale marketable securities and other intangible assets	1,378	173
Impairment of investment in an affiliated company	850	-
Realized loss, changes in accrued interest, and amortization of premium on marketable securities	970	1,578
Deferred gain related to acquisition of Subsidiary and revaluation of contingent liability	(6,900)	-
Gain on investments in affiliated companies as a result of a business combination	-	(562)
Changes in operating assets and liabilities
Accounts receivable	450	18,879
Inventories	13,180	4,320
Other current assets	(4,506)	64
Deferred taxes	7,105	1,549
Accrued severance pay, net	136	(9)
Accounts payable	4,201	(5,039)
Deferred revenue	(3,885)	(3,608)
Accrued warranty costs	315	(4)
Other accrued liabilities	(4,732)	160

Net cash used by operating activities	(6,391)	(945)

Cash flows from investing activities:
Purchases of property and equipment	(887)	(487)
Maturities of held-to-maturity marketable securities	460	-
Proceeds from the sale of available-for-sale marketable securities	210,228	256,735
Purchase of available-for-sale marketable securities	(182,961)	(294,345)
Cash paid for investments in affiliated companies	(5,000)	(750)
Net cash (paid in) received from acquisition of subsidiary	21,602	(7,729)
Other investing activities	(360)	(1,022)

Net cash provided by (used by) investing activities	43,082	(47,598)

Cash flows from financing activities:
Proceeds from exercise of stock options	1,932	549

Net cash provided by financing activities	1,932	549

Effect of exchange rates on cash and cash equivalents	826	-

Net increase (decrease) in cash and cash equivalents	39,449	(47,994)

Cash and cash equivalents at beginning of period	24,372	72,366

Cash and cash equivalents at end of period	$63,821	$24,372

Syneron Medical Ltd.
Unaudited Non-GAAP Financial Measures and Reconciliation
(in thousands, except per share data)

	For the three-months ended		For the twelve-months ended
	December 31,	December 31,	December 31,	December 31,
	2010	2009	2010	2009

GAAP operating income (loss)	$8,037	$(5,395)	$(33,402)	$(24,056)

Stock-based compensation	692	837	3,196	4,264
Amortization of acquired intangible assets	2,019	68	6,668	272
Merger, restructuring and other non-recurring items, net	(6,726)	-	17,723	-

Non-GAAP operating income (loss)	$4,022	$(4,490)	$(5,815)	$(19,520)

GAAP income (loss) from continuing operations before non-controlling interest
before non-controlling interest	$8,139	$(5,182)	$(27,531)	$(24,637)

Stock-based compensation	692	837	3,196	4,264
Amortization of acquired intangible assets	2,019	68	6,668	272
Merger, restructuring and other non-recurring items, net	(6,726)	-	17,723	-
Income tax adjustments	(760)	-	(8,983)	-

Non-GAAP income (loss) from continuing operations
before non-controlling interest	$3,364	$(4,277)	$(8,927)	$(20,101)

Loss per share:

Basic
GAAP income (loss) per share from continuing operations before non-controlling interest	$0.24	$(0.19)	$(0.80)	$(0.89)

Stock-based compensation	0.02	0.03	0.09	0.15
Amortization of acquired intangible assets	0.06	-	0.19	0.01
Merger, restructuring and other non-recurring costs	(0.20)	-	0.52	-
Income tax adjustments	(0.02)	-	(0.26)	-

Non-GAAP (income) loss per share from continuing operations before non-controlling interest	$0.10	$(0.16)	$(0.26)	$(0.73)

Diluted
GAAP income (loss) per share from continuing operations before non-controlling interest	$0.23	$(0.19)	$(0.80)	$(0.89)

Stock-based compensation	0.02	0.03	0.09	0.15
Amortization of acquired intangible assets	0.06	-	0.19	0.01
Merger, restructuring and other non-recurring costs	(0.19)	-	0.52	-
Income tax adjustments	(0.02)	-	(0.26)	-

Non-GAAP income (loss) per share from continuing operations operations before non-controlling interest	$0.10	$(0.16)	$(0.26)	$(0.73)

Weighted average shares outstanding:

Basic	34,533	27,591	34,369	27,526

Diluted	35,279	27,591	34,369	27,526

Syneron Medical Ltd.
Unaudited Pro Forma Condensed Consolidated Statements of Income (Loss)
(in thousands, except per share data)

	For the three months ended December 31, 2009
	Syneron	Candela	Pro Forma	Pro Forma
	Medical	Corporation	Adjustments	Combined

Revenue	$14,403	$32,272	$(87)	$46,588
Cost of sales	4,239	19,227	275	23,741

Gross profit	10,164	13,045	(362)	22,847

Operating expenses:
Sales and marketing	7,869	8,245	968	17,082
General and administrative	3,419	4,027	100	7,546
Research and development	4,271	2,547	-	6,818

Total operating expenses	15,559	14,819	1,068	31,446

Loss from operations	(5,395)	(1,774)	(1,430)	(8,599)

Other income:
Financial Income, net	436	33	-	469
Other income	562	534	-	1,096

Total other income	998	567	-	1,565

Loss from continuing operations before income taxes	(4,397)	(1,207)	(1,430)	(7,034)

Expense (benefit) from income taxes	785	(1,118)	(520)	(853)

Loss from continuing operations before non-controlling interest	(5,182)	(89)	(910)	(6,181)

Loss per share:

Basic and diluted
Loss from continuing operations before non-controlling interest				$(0.18)

Weighted average shares outstanding:
Basic and diluted				34,261

Syneron Medical Ltd.
Unaudited Pro Forma Condensed Consolidated Statements of Income (Loss)
(in thousands, except per share data)

	For the twelve months ended December 31, 2009
	Syneron	Candela	Pro Forma	Pro Forma
	Medical	Corporation	Adjustments	Combined

Revenue	$54,726	$119,655	$(349)	$174,032
Cost of sales	18,903	73,631	1,370	93,904

Gross profit	35,823	46,024	(1,719)	80,128

Operating expenses:
Sales and marketing	34,156	30,202	3,872	68,230
General and administrative	16,478	15,334	400	32,212
Research and development	13,220	8,970	-	22,190
Legal settlement, net	(3,975)	-	-	(3,975)

Total operating expenses	59,879	54,506	4,272	118,657

Loss from operations	(24,056)	(8,482)	(5,991)	(38,529)

Other income:
Financial Income, net	2,097	598	-	2,695
Other income	562	543	-	1,105

Total other income	2,659	1,141	-	3,800

Loss from continuing operations before income taxes	(21,397)	(7,341)	(5,991)	(34,729)

Expense (benefit) from income taxes	3,240	(3,153)	(2,179)	(2,092)

Loss from continuing operations before non-controlling interest	(24,637)	(4,188)	(3,812)	(32,637)

Loss per share:

Basic and diluted
Loss from continuing operations before non-controlling interest				$(0.95)

Weighted average shares outstanding:
Basic and diluted				34,196

Syneron Medical Ltd.
Unaudited Pro Forma Non-GAAP Financial Measures and Reconciliation
(in thousands, except per share data)

	For the three months ended December 31, 2009
	Syneron	Candela	Pro Forma
	Medical	Corporation	Combined

GAAP operating loss	$(5,395)	$(3,204)	$(8,599)

Stock-based compensation	837	475	1,312
Amortization of acquired intangible assets	68	1,320	1,388
Merger, restructuring and other non-recurring costs	-	110	110

Non-GAAP operating loss	$(4,490)	$(1,299)	$(5,789)

GAAP loss from continuing operations before non-controlling interests	$(5,182)	$(999)	$(6,181)

Stock-based compensation	837	475	1,312
Amortization of acquired intangible assets	68	1,320	1,388
Merger, restructuring and other non-recurring costs	-	110	110
Income tax adjustments	-	(693)	(693)

Non-GAAP loss from continuing operations before non-controlling interests	$(4,277)	$213	$(4,064)

GAAP loss per share from continuing operations before non-controlling interests			$(0.18)

Stock-based compensation			0.04
Amortization of acquired intangible assets			0.04
Merger, restructuring and other non-recurring costs			-
Income tax adjustments			(0.02)

Non-GAAP loss per share from continuing operations before non-controlling interests			$(0.12)

Weighted average shares outstanding:

Basic and diluted			34,261

Syneron Medical Ltd.
Unaudited Pro Forma Non-GAAP Financial Measures and Reconciliation
(in thousands, except per share data)

	For the twelve months ended December 31, 2009
	Syneron	Candela	Pro Forma
	Medical	Corporation	Combined

GAAP operating loss	$(24,056)	$(14,473)	$(38,529)

Stock-based compensation	4,264	2,338	6,602
Amortization of acquired intangible assets	272	5,279	5,551
Merger, restructuring and other non-recurring costs	-	712	712

Non-GAAP operating loss	$(19,520)	$(6,144)	$(25,664)

GAAP loss from continuing operations before non-controlling interests	$(24,637)	$(8,000)	$(32,637)

Stock-based compensation	4,264	2,338	6,602
Amortization of acquired intangible assets	272	5,279	5,551
Merger, restructuring and other non-recurring costs	-	712	712
Income tax adjustments	-	(3,029)	(3,029)

Non-GAAP loss from continuing operations before non-controlling interests	$(20,101)	$(2,700)	$(22,801)

GAAP loss per share from continuing operations before non-controlling interests			$(0.95)

Stock-based compensation			0.19
Amortization of acquired intangible assets			0.16
Merger, restructuring and other non-recurring costs			0.02
Income tax adjustments			(0.09)

Non-GAAP loss per share from continuing operations before non-controlling interests			$(0.67)

Weighted average shares outstanding:

Basic and diluted			34,196

Syneron Contacts:

Asaf Alperovitz
Chief Financial Officer
+ 972 73 244 2283
Email: asafa@syneron.com

Nick Laudico/Zack Kubow
The Ruth Group
646-536-7030/7020
Email: nlaudico@theruthgroup.com / zkubow@theruthgroup.com